UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                                Blockbuster, Inc.
                                (Name of Issuer)

                              Class A Common Stock
                              Class B Common Stock
                         (Title of Class of Securities)

                               Class A: 093679108
                               Class B: 093679207
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                                 General Counsel
                  Icahn Associates Corp. & affiliated companies
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4388

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  April 5, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of " 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

Class A CUSIP No. 093679108; Class B CUSIP No. 093679207

1        NAME OF REPORTING PERSON
                  High River Limited Partnership

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) / /
                                                                        (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                  Class A 1,398,820; Class B  772,320

8        SHARED VOTING POWER
                  0

9        SOLE DISPOSITIVE POWER
                  Class A 1,398,820; Class B  772,320

10       SHARED DISPOSITIVE POWER
                  0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   Class A 1,398,820; Class B  772,320

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   Class A 1.18%; Class B 1.07%

14       TYPE OF REPORTING PERSON*
                  PN

                                  SCHEDULE 13D

Class A CUSIP No. 093679108; Class B CUSIP No. 093679207

1        NAME OF REPORTING PERSON
                  Icahn & Co., Inc.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) / /
                                                                        (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                  Class A 898,000; Class B 340,906

8        SHARED VOTING POWER
                  0

9        SOLE DISPOSITIVE POWER
                   Class A 898,000; Class B 340,906

10       SHARED DISPOSITIVE POWER
                   0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   Class A 898,000; Class B 340,906

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   Class A 0.76%; Class B 0.47%

14       TYPE OF REPORTING PERSON*
                  P

                                  SCHEDULE 13D

Class A CUSIP No. 093679108; Class B CUSIP No. 093679207

         NAME OF REPORTING PERSON
                  Hopper Investments LLC

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) / /
                                                                        (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                 Class A 1,398,820; Class B  772,320

9        SOLE DISPOSITIVE POWER
                 0

10       SHARED DISPOSITIVE POWER
                 Class A 1,398,820; Class B  772,320

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 Class A 1,398,820; Class B  772,320

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  Class A 1.18%; Class B 1.07%

14       TYPE OF REPORTING PERSON*
                  OO

                                  SCHEDULE 13D

Class A CUSIP No. 093679108; Class B CUSIP No. 093679207

         NAME OF REPORTING PERSON
                  Barberry Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) / /
                                                                        (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  Class A 2,296,820; Class B 1,113,226

9        SOLE DISPOSITIVE POWER
                  0

10       SHARED DISPOSITIVE POWER
                  Class A 2,296,820; Class B 1,113,226

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  Class A 2,296,820; Class B 1,113,226

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   Class A 1.94%; Class B 1.55%

14       TYPE OF REPORTING PERSON*
                  CO

                                  SCHEDULE 13D

Class A CUSIP No. 093679108; Class B CUSIP No. 093679207

         NAME OF REPORTING PERSON
                  Icahn Partners Master Fund L.P.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) / /
                                                                        (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                  Class A 4,075,909; Class B 1,932,985

8        SHARED VOTING POWER
                  0

9        SOLE DISPOSITIVE POWER
                  Class A 4,075,909; Class B 1,932,985

10       SHARED DISPOSITIVE POWER
                  0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  Class A 4,075,909; Class B 1,932,985

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   Class A 3.44%; Class B 2.68%

14       TYPE OF REPORTING PERSON*
                  PN

                                  SCHEDULE 13D

Class A CUSIP No. 093679108; Class B CUSIP No. 093679207

         NAME OF REPORTING PERSON
                  Icahn Offshore L.P.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) / /
                                                                        (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  Class A 4,075,909; Class B 1,932,985

9        SOLE DISPOSITIVE POWER
                  0

10       SHARED DISPOSITIVE POWER
                  Class A 4,075,909; Class B 1,932,985

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  Class A 4,075,909; Class B 1,932,985

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  Class A 3.44%; Class B 2.68%

14       TYPE OF REPORTING PERSON*
                  PN

                                  SCHEDULE 13D

Class A CUSIP No. 093679108; Class B CUSIP No. 093679207

         NAME OF REPORTING PERSON
                  CCI Offshore LLC

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) / /
                                                                        (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  Class A 4,075,909; Class B 1,932,985

9        SOLE DISPOSITIVE POWER
                  0

10       SHARED DISPOSITIVE POWER
                  Class A 4,075,909; Class B 1,932,985

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  Class A 4,075,909; Class B 1,932,985

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  Class A 3.44%; Class B 2.68%

14       TYPE OF REPORTING PERSON*
                  OO

                                  SCHEDULE 13D

Class A CUSIP No. 093679108; Class B CUSIP No. 093679207

         NAME OF REPORTING PERSON
                  Icahn Partners L.P.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) / /
                                                                        (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                  Class A 5,111,371; Class B 2,519,920

8        SHARED VOTING POWER
                  0

9        SOLE DISPOSITIVE POWER
                  Class A 5,111,371; Class B 2,519,920

10       SHARED DISPOSITIVE POWER
                   0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   Class A 5,111,371; Class B 2,519,920

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    Class A 4.32%; Class B 3.50%

14       TYPE OF REPORTING PERSON*
                  PN

                                  SCHEDULE 13D

Class A CUSIP No. 093679108; Class B CUSIP No. 093679207

         NAME OF REPORTING PERSON
                  Icahn Onshore L.P.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) / /
                                                                        (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  Class A 5,111,371; Class B 2,519,920

9        SOLE DISPOSITIVE POWER
                  0

10       SHARED DISPOSITIVE POWER
                  Class A 5,111,371; Class B 2,519,920

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  Class A 5,111,371; Class B 2,519,920

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  Class A 4.32%; Class B 3.50%

14       TYPE OF REPORTING PERSON*
                  PN

                                  SCHEDULE 13D

Class A CUSIP No. 093679108; Class B CUSIP No. 093679207

         NAME OF REPORTING PERSON
                  CCI Onshore LLC

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) / /
                                                                        (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  Class A 5,111,371; Class B 2,519,920

9        SOLE DISPOSITIVE POWER
                  0

10       SHARED DISPOSITIVE POWER
                  Class A 5,111,371; Class B 2,519,920

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  Class A 5,111,371; Class B 2,519,920

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  Class A 4.32%; Class B 3.50%

14       TYPE OF REPORTING PERSON*
                  OO

                                  SCHEDULE 13D

Class A CUSIP No. 093679108; Class B CUSIP No. 093679207

1        NAME OF REPORTING PERSON
                  Carl C. Icahn

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) / /
                                                                        (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  Class A 11,484,100; Class B 5,566,131

9        SOLE DISPOSITIVE POWER
                  0

10       SHARED DISPOSITIVE POWER
                  Class A 11,484,100; Class B 5,566,131


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  Class A 11,484,100; Class B 5,566,131


12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  Class A 9.70%; Class B 7.73%

14       TYPE OF REPORTING PERSON*
                  IN

                                  SCHEDULE 13D

Item 1.  Security and Issuer

         This Statement constitutes Amendment No. 2 to the Schedule 13D previously filed on December 14, 2004 and amended on February 17, 2005. All capitalized terms not otherwise defined shall have the meaning ascribed to such terms in the previously filed statement on Schedule 13D.

Item 2.  Identity and Background

         Item 2 is hereby amended to add the following:

         The definition of the Registrants is hereby amended to include Icahn & Co., Inc., a Delaware corporation, ("Icahn & Co."). The principal business address and the address of the principal office of Icahn & Co. is 1 Whitehall Street 19th Floor, New York, NY 10004. Barberry is the sole shareholder of Icahn & Co. Icahn & Co. is primarily engaged in the business of investing in securities and providing broker-dealer services to its affiliates. The name, citizenship, present principal occupation or employment and business address of each director and executive officer of Icahn & Co. is set forth in Schedule A attached hereto.

Item 3.  Source and Amount of Funds or Other Consideration

         Item 3 is hereby amended to add the following:

         As of 2:15pm EST on April 7, 2005,  the  aggregate  purchase price of the 11,484,100 Class A Shares and 5,566,131 Class B Shares purchased by High River, Icahn & Co., Icahn Master and Icahn Partners, collectively, was $101,007,072.33 (including commissions) and $46,430,965.37 (including commissions), respectively. The source of funding for the purchase of these Shares was the respective general working capital of the purchasers, and, with respect to High River, pursuant to margin accounts in the regular course of business.

Item 4.  Purpose of Transaction

         Item 4 is hereby amended to add the following:

         On April 5, 2005, Mr. Icahn spoke with Mr. Antioco, the Chief Executive Officer of Issuer, about the possibility of Issuer extending the period of time that a shareholder would have to notify Issuer that it intended to nominate directors at the Issuer's annual meeting in 2005, presently scheduled for May 11,2005. The additional time would be used to explore methods of enhancing shareholder value that each of the Registrants and Issuer would find acceptable. Mr. Antioco said that he would get back to Mr. Icahn regarding the additional time.

         In the conversation, Mr. Icahn suggested that the Board of Issuer consider at least a one-time extraordinary dividend to shareholders of Issuer rather than spending valuable capital of Issuer on non-core business activities and also consider placing nominees of Registrants on the Board of Directors to diversify the Board's representation with the directors nominated by the largest shareholder of Issuer. Mr. Icahn also expressed his opinion that management of Issuer mishandled the failed attempt to acquire Hollywood Entertainment Corp., which would have been extremely beneficial for Issuer.

         On April 6, 2005, Mr. Antioco wrote to Mr. Icahn and indicated that Issuer was rejecting all of Mr. Icahn's suggestions and would not consider an extension of time to send Issuer a notification of Registrants' intent to nominate candidates for directorships.

         As a result, the Registrants have determined to nominate a slate of candidates to the Board of Issuer and intend to appropriately notify Issuer of its proposed nominees.

        On April 7, Mr. Icahn sent a letter to Mr. Antioco, a copy of which is attached hereto as Exhibit 2.

SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO SOLICITATION OF PROXIES BY MR. ICAHN AND HIS AFFILIATES FROM THE STOCKHOLDERS OF BLOCKBUSTER, INC. FOR USE AT ITS ANNUAL MEETING (A) WHEN AND IF THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN ANY SUCH PROXY SOLICITATION, AND (B) WHEN AND IF COMPLETED, A DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY WHICH WILL BE MAILED TO STOCKHOLDERS OF BLOCKBUSTER, INC. AND WILL BE AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT HTTP://WWW.SEC.GOV.


Item 5.  Interest in Securities of the Issuer

         Item 5 is hereby amended to add the following:

         (a) As of 2:15pm EST on April 7, 2005, Registrants may be deemed to beneficially own, in the aggregate, 11,484,100 Class A Shares and 5,566,131 Class B Shares, representing approximately 9.70% of the Issuer's outstanding Class A Shares and approximately 7.73% of the Issuer's outstanding Class B Shares (based upon the 118,338,343 Class A Shares and 72,000,000 Class B Shares stated to be outstanding as of March 17, 2005 by the Issuer in the Issuer's Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on March 31, 2005).

         (b) High River has sole voting power and sole dispositive power with regard to 1,398,820 Class A Shares and 772,320 Class B Shares. Each of Barberry, Hopper and Carl C. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn & Co. has sole voting power and sole dispositive power with regard to 898,000 Class A Shares and 340,906 Class B Shares. Each of Barberry and Carl C. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master has sole voting power and sole dispositive power with regard to 4,075,909 Class A Shares and 1,932,985 Class B Shares. Each of Icahn Offshore, CCI Offshore and Carl C. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Partners has sole voting power and sole dispositive power with regard to 5,111,371 Class A Shares and 2,519,920 Class B Shares. Each of Icahn Onshore, CCI Onshore and Carl C. Icahn has shared voting power and shared dispositive power with regard to such Shares.

         Each of Barberry and Mr. Icahn, by virtue of their relationships to Icahn & Co. (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn & Co. directly beneficially owns. Each of Barberry and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

         (c) The following tables set forth all the transactions with respect to Class A Shares and Class B Shares, respectively, effected by any of the Registrants, inclusive of the transactions effected through 2:15pm EST on April 7, 2005. All such transactions were effected in the open market, and the tables include commissions paid in per share prices.


----------------- ------------- -------------------- ------------------
                                No. of  Class A       Price
Name              Date          Shares Purchased      Per Class A Share
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
High River        11/11/04           34,300           7.8273
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
High River        11/12/04          120,000           8.5313
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
High River        11/15/04           49,000           8.3535
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
High River        11/16/04          100,000           8.3069
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
High River        11/17/04          124,000           8.3226
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
High River        11/18/04           40,000           8.4381
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
High River        11/19/04          162,000           8.1402
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
High River        11/22/04           17,000           8.2367
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
High River        11/23/04           15,000           8.2527
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
High River        11/24/04           40,000           8.2630
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
High River        11/26/04           22,000           8.2856
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
High River        11/29/04           80,000           8.2059
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
High River        11/30/04           55,800           8.3801
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
High River        12/01/04           56,000           8.9076
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
High River        12/02/04          138,000           9.2319
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
High River        12/03/04           30,000           9.2234
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
High River        12/14/04          183,000           8.9407
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
High River        12/14/04           62,720           9.0418
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
High River        02/14/05           70,000           9.2926
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
Icahn & Co.       02/15/05          130,000           9.4088
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
Icahn & Co        02/17/05          613,000           9.1570
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
Icahn & Co        03/07/05           70,000           8.6309
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
Icahn & Co        03/08/05           85,000           8.6638
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
Icahn Master      11/11/04           54,880           7.8273
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
Icahn Master      11/12/04          192,000           8.5313
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
Icahn Master      11/15/04           76,440           8.3535
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
Icahn Master      11/16/04          156,000           8.3069
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
Icahn Master      11/17/04          193,440           8.3226
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
Icahn Master      11/18/04           62,400           8.4381
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
Icahn Master      11/19/04          252,720           8.1402
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
Icahn Master      11/22/04           26,520           8.2367
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
Icahn Master      11/23/04           23,400           8.2527
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
Icahn Master      11/24/04           62,400           8.2630
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
Icahn Master      11/26/04           34,320           8.2856
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
Icahn Master      11/29/04          124,800           8.2059
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
Icahn Master      11/30/04           87,048           8.3801
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
Icahn Master      12/01/04           87,360           8.9076
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
Icahn Master      12/02/04          215,280           9.2319
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
Icahn Master      12/03/04           49,200           9.2234
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
Icahn Master      12/14/04          300,120           8.9407
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
Icahn Master      12/14/04          102,861           9.0418
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
Icahn Master      02/14/05          142,800           9.2926
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
Icahn Master      02/15/05          265,200           9.4088
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
Icahn Master      02/17/05        1,250,520           9.1570
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
Icahn Master      03/07/05          142,800           8.6309
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
Icahn Master      03/08/05          173,400           8.6638
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
Icahn Partners    11/11/04           82,320           7.8273
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
Icahn Partners    11/12/04          288,000           8.5313
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
Icahn Partners    11/15/04          119,560           8.3535
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
Icahn Partners    11/16/04          244,000           8.3069
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
Icahn Partners    11/17/04          302,560           8.3226
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
Icahn Partners    11/18/04           97,600           8.4381
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
Icahn Partners    11/19/04          395,280           8.1402
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
Icahn Partners    11/22/04           41,480           8.2367
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
Icahn Partners    11/23/04           36,600           8.2527
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
Icahn Partners    11/24/04           97,600           8.2630
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
Icahn Partners    11/26/04           53,680           8.2856
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
Icahn Partners    11/29/04          195,200           8.2059
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
Icahn Partners    11/30/04          136,152           8.3801
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
Icahn Partners    12/01/04          136,640           8.9076
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
Icahn Partners    12/02/04          336,720           9.2319
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
Icahn Partners    12/03/04           70,800           9.2234
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
Icahn Partners    12/14/04          431,880           8.9407
----------------- ------------- -------------------- ------------------
------------------ ------------ -------------------- ------------------
Icahn Partners     12/14/04         148,019           9.0418
------------------ ------------ -------------------- ------------------
------------------ ------------ -------------------- ------------------
Icahn Partners     02/14/05         137,200           9.2926
------------------ ------------ -------------------- ------------------
------------------ ------------ -------------------- ------------------
Icahn Partners     02/15/05         254,800           9.4088
------------------ ------------ -------------------- ------------------
------------------ ------------ -------------------- ------------------
Icahn Partners     02/17/05       1,201,480           9.1570
------------------ ------------ -------------------- ------------------
------------------ ------------ -------------------- ------------------
Icahn Partners     03/07/05         137,200           8.6309
------------------ ------------ -------------------- ------------------
------------------ ------------ -------------------- ------------------
Icahn Partners     03/08/05         166,600           8.6638
------------------ ------------ -------------------- ------------------



----------------- ------------- -------------------- ------------------
                                No. of  Class B      Price
Name              Date          Share Purchased      Per Class B Share
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
High River        11/15/04           94,000           8.0089
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
High River        11/16/04           26,000           7.8445
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
High River        11/17/04           31,960           7.9405
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
High River        11/18/04           40,000           8.0186
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
High River        11/19/04           80,000           7.7137
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
High River        11/22/04           12,000           7.7760
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
High River        11/23/04            6,000           7.8244
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
High River        11/24/04           17,000           7.8702
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
High River        11/26/04            7,400           7.8742
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
High River        11/29/04           24,000           7.6955
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
High River        11/30/04           52,000           7.9100
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
High River        12/01/04           35,000           8.4154
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
High River        12/02/04           88,000           8.7069
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
High River        12/03/04           38,080           8.7239
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
High River        12/06/04           16,000           8.5705
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
High River        12/07/04           40,900           8.5653
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
High River        12/08/04           42,000           8.5018
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
High River        12/09/04           31,300           8.3586
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
High River        12/10/04           35,000           8.3582
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
High River        12/14/04           12,740           8.4097
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
High River        12/14/04           12,940           8.4686
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
High River        02/14/05           30,000           8.8980
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
Icahn & Co.       02/15/05           30,080           8.9643
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
Icahn & Co.       02/16/05           53,000           8.8592
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
Icahn & Co.       02/17/05          131,626           8.8063
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
Icahn & Co.       03/07/05           41,560           8.2141
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
Icahn & Co.       03/08/05           79,480           8.1882
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
Icahn & Co.       04/01/05            5,160           8.4588
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
Icahn Master      11/15/04          146,640           8.0089
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
Icahn Master      11/16/04           40,560           7.8445
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
Icahn Master      11/17/04           49,858           7.9405
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
Icahn Master      11/18/04           62,400           8.0186
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
Icahn Master      11/19/04          124,800           7.7137
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
Icahn Master      11/22/04           18,720           7.7760
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
Icahn Master      11/23/04            9,360           7.8244
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
Icahn Master      11/24/04           26,520           7.8702
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
Icahn Master      11/26/04           11,544           7.8742
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
Icahn Master      11/29/04           37,440           7.6955
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
Icahn Master      11/30/04           81,120           7.9100
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
Icahn Master      12/01/04           54,600           8.4154
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
Icahn Master      12/02/04          137,280           8.7069
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
Icahn Master      12/03/04           62,451           8.7239
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
Icahn Master      12/06/04           26,240           8.5705
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
Icahn Master      12/07/04           67,076           8.5653
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
Icahn Master      12/08/04           68,880           8.5018
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
Icahn Master      12/09/04           51,332           8.3586
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
Icahn Master      12/10/04           57,400           8.3582
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
Icahn Master      12/14/04           20,894           8.4097
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
Icahn Master      12/14/04           21,222           8.4686
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
Icahn Master      02/14/05           61,200           8.8980
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
Icahn Master      02/15/05           61,363           8.9643
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
Icahn Master      02/16/05          108,120           8.8592
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
Icahn Master      02/17/05          268,518           8.8063
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
Icahn Master      03/07/05           84,782           8.2141
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
Icahn Master      03/08/05          162,139           8.1882
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
Icahn Master      04/01/05           10,526           8.4588
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
Icahn Partners    11/15/04          229,360           8.0089
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
Icahn Partners    11/16/04           63,440           7.8445
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
Icahn Partners    11/17/04           77,982           7.9405
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
Icahn Partners    11/18/04           97,600           8.0186
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
Icahn Partners    11/19/04          195,200           7.7137
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
Icahn Partners    11/22/04           29,280           7.7760
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
Icahn Partners    11/23/04           14,640           7.8244
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
Icahn Partners    11/24/04           41,480           7.8702
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
Icahn Partners    11/26/04           18,056           7.8742
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
Icahn Partners    11/29/04           58,560           7.6955
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
Icahn Partners    11/30/04          126,880           7.9100
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
Icahn Partners    12/01/04           85,400           8.4154
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
Icahn Partners    12/02/04          214,720           8.7069
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
Icahn Partners    12/03/04           89,869           8.7239
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
Icahn Partners    12/06/04           37,760           8.5705
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
Icahn Partners    12/07/04           96,524           8.5653
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
Icahn Partners    12/08/04           99,120           8.5018
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
Icahn Partners    12/09/04           73,868           8.3586
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
Icahn Partners    12/10/04           82,600           8.3582
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
Icahn Partners    12/14/04           30,066           8.4097
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
Icahn Partners    12/14/04           30,538           8.4686
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
Icahn Partners    02/14/05           58,800           8.8980
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
Icahn Partners    02/15/05           58,957           8.9643
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
Icahn Partners    02/16/05          103,880           8.8592
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
Icahn Partners    02/17/05          257,987           8.8063
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
Icahn Partners    03/07/05           81,458           8.2141
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
Icahn Partners    03/08/05          155,781           8.1882
----------------- ------------- -------------------- ------------------
----------------- ------------- -------------------- ------------------
Icahn Partners    04/01/05           10,114           8.4588
----------------- ------------- -------------------- ------------------


Item 7.  Material to be Filed as Exhibits

1        Amended and Restated Joint Filing Agreement of the Registrants
2        Letter to Mr. Antioco dated April 7, 2005

                                    SIGNATURE

         After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 7, 2005


                             HOPPER INVESTMENTS LLC

         By:   Barberry Corp.


         By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory

BARBERRY CORP.


         By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory


HIGH RIVER LIMITED PARTNERSHIP

By:      Hopper Investments LLC, General Partner

         By:  Barberry Corp., member


         By: /s/ Edward E. Mattner
             Name: Edward E. Mattner
             Title: Authorized Signatory

ICAHN PARTNERS MASTER FUND L.P.

         By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory


      [Signature Page of Amendment #2 to Schedule 13D - Blockbuster, Inc.]

ICAHN OFFSHORE L.P.

         By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory

CCI OFFSHORE LLC

         By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory

ICAHN PARTNERS L.P.

         By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory

ICAHN ONSHORE L.P.

         By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory

CCI ONSHORE LLC

         By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory


ICAHN & CO., INC.

         By:      /s/ Irene S. March
         Name: Irene S. March
         Title: Controller


/s/ Carl C. Icahn_____________
-----------------
CARL C. ICAHN


      [Signature Page of Amendment #2 to Schedule 13D - Blockbuster, Inc.]

                   AMENDED AND RESTATED JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Class A Common Stock and Class B Common Stock of Blockbuster, Inc. and further agree that this Amended and Restated Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 7Th day of April 2005.


HOPPER INVESTMENTS LLC

         By:   Barberry Corp.


         By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory

BARBERRY CORP.


         By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory

HIGH RIVER LIMITED PARTNERSHIP

By:      Hopper Investments LLC, General Partner

         By:  Barberry Corp., member


         By:  /s/ Edward E. Mattner
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN PARTNERS MASTER FUND L.P.

         By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory

ICAHN OFFSHORE L.P.

         By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory

 [Signature Page of Joint Filing Agreement to Schedule 13D - Blockbuster, Inc.]

CCI OFFSHORE LLC

         By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory


ICAHN PARTNERS L.P.

         By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory


ICAHN ONSHORE L.P.

         By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory


CCI ONSHORE LLC

         By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory


ICAHN & CO., INC.

         By:      /s/ Irene S. March
         Name: Irene S. March
         Title: Controller


/s/ Carl C. Icahn_____________
-----------------
CARL C. ICAHN


 [Signature Page of Joint Filing Agreement to Schedule 13D - Blockbuster, Inc.]

                                   SCHEDULE A

              DIRECTORS AND EXECUTIVE OFFICERS OF ICAHN & CO., INC.

      Name, Business Address and Principal Occupation of Each Executive Officer
                 and Director of Icahn & Co.


         The following sets forth the name, position, and principal occupation of each director and executive officer of Icahn & Co. Each such person is a citizen of the United States of America. The business address of each director and officer, other than Joseph D. Freilich and Richard T. Buonato, is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, New York 10153. The business address of each of Joseph D. Freilich and Richard T. Buonato, is 1 Whitehall Street 19th Floor, New York, NY 10004. To the best of Registrants' knowledge, except as set forth in this statement on Schedule 13D, none of the directors or executive officers of the Registrants own any shares of the Issuer.


ICAHN & CO., INC.

Directors                 Officers
Carl C. Icahn             Carl C. Icahn - Chairman of the Board and President
Joseph D. Freilich        Richard T. Buonato - Vice President/Finance
                          Irene S. March - Controller
                          Joseph D. Freilich - Secretary and Treasurer
                          Gail Golden - Assistant Secretary